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                                                                   EXHIBIT 4.2

                        E. M. WARBURG, PINCUS & CO., INC.

                 466 LEXINGTON AVENUE, NEW YORK, N.Y. 10017-3147


December 11, 1996


Grubb & Ellis Company
10275 West Higgins Road, Suite 300
Rosemont, IL  60018

Attention:  Mr. Neil Young

Gentlemen:

Warburg, Pincus Investors, L.P. ("WPI") hereby grants to Grubb & Ellis Company (the "Company") an option, for the Option Term set forth below, to purchase $15 million in Revolving Credit Notes and Senior Notes of the Company held by WPI (the "Debt Securities") as an entirety as set forth below.

1. EXERCISE PRICE: $13 million plus any accrued and unpaid interest due to WPI as per paragraph 2, below. No interest or dividends will accrue or be due or payable on the Debt Securities during the Option Term, described below, notwithstanding any stated interest rate or other terms of such Securities.

2. INTEREST: The Company will pay WPI interest at an annual rate of 10% through the last day of January, 1997 and 12% thereafter, payable on the last day of each month during the Option Term, in arrears, based on the exercise price.

3. TERM: From the date hereof through April 16, 1997, unless the company is in active discussions with a lender(s) or investor(s) who has expressed interest in funding the Exercise Price, in which case the term would extend through July 15, 1997 (the "Option Term").

4. CLOSING: The closing will occur two business days after receipt by WPI of written notice of the Company's intent to exercise the option, with the purchase price payable in immediately available funds against delivery of the Debt Securities which shall be marked "Canceled". WPI will transfer title to the Debt Securities in the same manner and with the same representations and warranties as it transferred title to the Purchased Securities as set forth in the Tri-Party Agreement between WPI, the Company and Joe F. Hanauer dated December 11, 1996. WPI and the Company agree to sign such documents as are necessary to effect the cancellation of the Debt Securities and the assignment and transfer of the Debt Securities from WPI to the Company as provided herein.

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The accrual and payment of any and all interest under the terms of the Debt
Securities will be waived during the Option Term. If this option is not exercised, interest on the Debt Securities will begin to accrue pursuant to the terms of the Securities effective the first day after the expiration of the Option Term, and the interest provided for pursuant to paragraph 2 herein shall cease.

During the Option Term the Debt Securities shall be legended to state that the Debt Securities are subject to this option agreement. Any assignment of the Debt Securities by WPI during the Option Term shall be subject to this option agreement.

After the expiration of the Option Term, the Company will continue to have the right to repay the Debt Securities in total for $13 million in cash, i.e., a $2 million discount from face value; such discount would apply to the November 1999 principal payment, if any of the Debt Securities remaining outstanding at such date. However, no discount applies to other than cash repayments. Notwithstanding anything herein to the contrary, after the expiration of the Option Term, the ability of the Company to prepay the debt in whole or in part, pursuant to the terms of the Debt Securities, and all other terms of the Debt Securities, shall remain in full force and effect.

Very truly yours,

WARBURG, PINCUS INVESTORS, L.P.

By:  Warburg, Pincus & Co.



By: /s/ John D. Santoleri
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     John D. Santoleri, Partner





ACCEPTED AND AGREED

GRUBB & ELLIS COMPANY


By:  /s/ Robert J. Walner
    ------------------------------

Name: Robert J. Walner
      ----------------------------

Title: Senior Vice President
       and General Counsel
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